July 11, 2008

Mail Stop 4561

Ms. Erin D. Pickens
Chief Financial Officer
Tarragon Corporation
423 West 55th, 12th Floor
New York, NY 10019

      Re: Tarragon Corporation
             Item 4.01 Form 8-K
             Filed June 19, 2008
             File No. 0-22999

Dear Ms. Pickens:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1. We note the disclosure of a material weakness in your internal controls over financial reporting as of December 31, 2007 and 2006 and material weaknesses as of March 31, 2008. Please provide details regarding how and when the weaknesses occurred and the extent of the material weaknesses. Tell us whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses, and if not, why not.

2. Please provide us with a list of 1st quarter 2008, 4th quarter 2007, and 4th quarter 2006 audit adjustments (or review adjustments) that resulted from the material weaknesses. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income (loss). Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of

the adjustments relate to any prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

3. Please provide us with copies of any written communication from the former accountants regarding the material weaknesses.

As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant